Exhibit 99.68

MATERIAL CHANGE REPORT

UNDER NATIONAL INSTRUMENT 51-102

Item 1              Name and Address of Company

Sandstorm Gold Ltd. (the “Company” or “Sandstorm”)

Suite 1400 – 400 Burrard Street

Vancouver, BC V6C 3A6

Item 2              Date of Material Change

May 9, 2012

Item 3              News Release

A news release with respect to the material change referred to in this report was disseminated by the Company through Marketwire on May 8, 2012 and subsequently filed on SEDAR.

Item 4              Summary of Material Change

The Company announced that, further to its press release of May 4, 2012, the Company would give effect to the consolidation of its common shares (“Common Shares”) on the basis of five (5) pre-consolidation Common Shares for each one (1) post-consolidation Common Share (the “Consolidation”) at 12:01 a.m. on Wednesday, May 9, 2012. Sandstorm shareholders authorized the Consolidation at the shareholder’s meeting held on May 4, 2012 and the Company’s post-consolidation Common Shares were posted for trading on the TSX Venture Exchange (“TSXV”) at the opening on Wednesday, May 9, 2012 under the current symbol “SSL” and new CUSIP number 80013R206.

Item 5              Full Description of Material Change

The Company announced that, further to its press release of May 4, 2012, the Company would give effect to the consolidation of its common shares (“Common Shares”) on the basis of five (5) pre-consolidation Common Shares for each one (1) post-consolidation Common Share (the “Consolidation”) at 12:01 a.m. on Wednesday, May 9, 2012. Sandstorm shareholders authorized the Consolidation at the shareholder’s meeting held on May 4, 2012 and the Company’s post-consolidation Common Shares were posted for trading on the TSX Venture Exchange (“TSXV”) at the opening on Wednesday, May 9, 2012 under the current symbol “SSL” and new CUSIP number 80013R206.

The 349,658,858 Common Shares issued and outstanding prior to the Consolidation have been consolidated to approximately 69,931,772 Common Shares. If, as a result of the Consolidation, a Shareholder would otherwise be entitled to a fraction of a post-Consolidation Common Share, the number of post-Consolidation Common Shares will be rounded to the nearest whole number. The Company’s currently outstanding stock options will be adjusted on the same basis with proportionate adjustments being made to the stock option exercise prices.

The Company has an aggregate of 98,332,360 listed warrants (the “Listed Warrants”) issued and outstanding trading on the TSXV under the symbols “SSL.WT” and “SSL.WT.A” and the Listed Warrants will continue to be traded on the TSXV under these symbols following the Consolidation of the Company’s Common Shares. It is important to note that the Listed Warrants are not being consolidated. Following the Consolidation, each five (5) Listed Warrants of SSL.WT (expiring on April 23, 2014) will entitle the holder to purchase one post-consolidation Common Share at the adjusted total exercise price of US$3.00. Each five (5) Listed Warrants of SSL.WT.A (expiring on October 19, 2015) will entitle the holder to purchase one post-Consolidation Common Share at the adjusted total exercise price of US$5.00. In accordance with the terms of the Warrant Indentures governing the Listed Warrants, notice of the Consolidation has been sent to all holders of these warrants.

Sandstorm has mailed letters of transmittal to the registered holders of its Common Shares, requesting that they forward their pre-consolidation Common Share certificates to the Company’s transfer agent, Computershare Investor Services Inc., for exchange for new Common Share certificates representing their Common Shares on a post-consolidation basis.

Item 6              Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7              Omitted Information

Not applicable.

Item 8              Executive Officer

For further information contact Erfan Kazemi at (604) 628-1109.

Item 9              Date of Report

DATED as of this 9th day of MAY, 2012.

Sandstorm Gold Ltd.

By:	“Erfan Kazemi”
Erfan Kazemi
Chief Financial Officer